Exhibit 99.1

Inspira™ Technologies Reports Fourth Quarter 2022 and Full Year Financial Results

As of December 31, 2022, the Company had $13.9 million in cash, cash equivalents, and deposits.

April 4, 2023

Ra’anana, Israel– Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies, a company aiming to revolutionize acute respiratory care, announced its financial results for the fourth quarter and year ended December 31, 2022.

Dagi Ben-Noon, Chief Executive Officer of Inspira Technologies, stated:

“We believe that the Company is well funded to achieve its immediate goals, advancing the building blocks of the INSPIRATM ART system. This includes the HYLATM blood sensor clinical studies currently underway and our ALICETM device, with the U.S. Food and Drug Administration (FDA) submission planned to occur in the second half of this year.”

“Inspira’s strategic targets continue to be met as we aim to revolutionize the acute respiratory care market. We continue to develop disruptive technologies and a disruptive product pipeline that are the building blocks of the INSPIRA ART system, which is being designed to prevent the need for invasive mechanical ventilation. The grant of a patent by the U.S. Patent and Trademark Office (USPTO) for the INSPIRA ART convertible dual lumen cannula device is further evidence of this. The patent grant included its Method of Use, with all 20 claims found to be novel, with inventive step and industrial applicability. This year, we also expect additional patent grants by the USPTO for INSPIRA ART technologies, as well as for its Method of Use, to use low-flow direct blood oxygenation to prevent the need for Invasive Mechanical Ventilation (IMV). Continuing to gain traction, we signed a strategic OEM agreement with a division of a significant global medical-device corporation for the manufacture of a flow mechanism for the blood oxygenation process in our disruptive products.”

“Our HYLA blood sensor, based on the INSPIRA ART sensor technology, has started a first in human clinical study at Sheba Medical Center in Israel alongside patients undergoing open-heart surgery. We plan to provide the market updates as it progresses.”

“Our ALICE device is currently undergoing verification and validation (V&V) testing towards its 510(k) FDA submission planned for the second half of 2023, with a decision expected in 2024.

“We at Inspira continue to aim to revolutionize the acute respiratory care market.”

Financial results for the twelve months ended December 31, 2022

Research and development expenses for the twelve months ended December 31, 2022, were $8 million, compared to $3.9 million in the year ended December 31, 2021. The increase is a result of the Company’s recruitment of specialized manpower and the expanded research and development of its new technologies and operations.

Marketing expenses for the twelve months ended December 31, 2022, were $1.3 million compared to $1.9 million for the year ended December 31, 2021. The decrease is attributable to decreases of $685,000 in share-based compensation expenses.

General and administrative (G&A) expenses for the twelve months ended December 31, 2022, were $5.4 million, compared to $7.6 million for the year ended December 31, 2021. The decrease was primarily attributed to a decrease in employee share-based compensation expenses and expenses related to the Company’s initial public offering (IPO) on Nasdaq in July 2021.

Finance income for the twelve months ended December 31, 2022, was $4.7 million, compared to finance income in the amount of $1,000 for the corresponding period in 2021. The increase was attributed primarily to the revaluation of the Company’s financial equity liabilities to pre-IPO and IPO investors, the fluctuation in the U.S. dollar exchange rate, and interest on cash deposits.

Finance expenses for the twelve months ended December 31, 2022, was $181,000, compared to $3.5 million for the corresponding period in 2021. The decrease was attributed primarily to revaluation of the Company’s financial equity liabilities to pre-IPO and IPO investors and to the fluctuation in the U.S. dollar exchange rate.

Net loss for the twelve months ended December 31, 2022, was $10.3 million, compared to a net loss of $17.0 million for the year ended December 31, 2021.

Financial results for the three months ended December 31, 2022

Research and development expenses for the three months ended December 31, 2022, were $1.8 million, a decrease of $0.4 million compared to $2.2 million in research and development expenses for the corresponding period in 2021. The decrease was attributable to the share-based compensation expenses.

General and administrative expenses for the three months ended December 31, 2022, were $1 million, compared to $4.1 million for the corresponding period in 2021. The decrease was attributable to the share-based compensation expenses to employees, management and directors.

Sales and marketing expenses for the three months ended December 31, 2022, were $247,000, compared to $1.5 million for the corresponding period in 2021. The decrease was attributable to the share-based compensation expenses.

Balance Sheet Highlights

Cash, cash equivalents, and deposits were $13.9 million as of December 31, 2022, compared to $23.7 million as of December 31, 2021.

Financial liabilities at fair value totalled $368,000 as of December 31, 2022, compared to $3.2 million as of December 31, 2021. The financial liabilities represent the fair value of the Company’s equity liabilities to pre-IPO and IPO investors.

As of December 31, 2022, the Company’s shareholders’ equity totalled $12.8 million, compared to shareholders’ equity totalling $20.3 million as of December 31, 2021.

Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA ART), designed to rebalance patient oxygen saturation levels. This technology potentially allows patients to remain awake during treatment while reducing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and has not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

➢	This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses its belief that it is well funded to achieve its immediate goals, its regulatory strategy and planned regulatory submissions, its product development, the potential benefits of its products, including the INSPIRA ART system’s potential to prevent the need for invasive mechanical ventilation, the expected grants of additional patents, and its strategic partnerships. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov.

US Public Relations

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

IINN@redchip.com

MRK-ARS-051 Copyright © 2018-2023 Inspira Technologies OXY B.H.N. LTD., All rights reserved.

STATEMENTS OF FINANCIAL POSITION

(US dollars in thousands)

	December 31,	December 31,
	2022	2021

ASSETS
Current Assets:
Cash and cash equivalents	6,783	23,749
Cash deposits	7,120	-
Other accounts receivable	591	759
Total current assets	14,494	24,508

Non-Current Assets:
Right of use assets, net	1,107	1,160
Property, plant and equipment, net	411	202
Total non-current assets	1,518	1,362
Total Assets	16,012	25,870

	December 31,	December 31,
	2022	2021

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payables	150	93
Other accounts payable	1,217	725
Lease liabilities	329	281
Financial Liabilities at Fair Value	368	3,215
Total current liabilities	2,064	4,314

Non-Current Liabilities:
Lease liabilities	728	900
Loan from the Israeli Innovation Authority	398	302
Total non- current liabilities	1,126	1,202

Shareholders’ Equity:
Share capital and premium	53,814	48,935
Foreign exchange reserve	(1,928)	210
Accumulated deficit	(39,064)	(28,791)
Total equity	12,822	20,354
Total Liabilities and Shareholders’ Equity	16,012	25,870

STATEMENTS OF COMPREHENSIVE INCOME

(US dollars in thousands)

	For the Three Months Ended December 31,		For the year Ended December 31,
	2022	2021	2022	2021

Research and development expenses	1,812	2,224	8,054	3,909
Marketing expenses	247	1,560	1,325	1,951
General and administrative expenses	1,098	4,147	5,391	7,572
Operating loss	3,157	7,931	14,770	13,432
Finance (income)	(170)	-	(4,678)	(1)
Finance expenses	141	2,950	181	3,524
Loss (profit) before tax	3,128	10,881	10,273	16,955
Taxes on income			-
Loss (profit) for the period	3,128	10,881	10,273	16,955
Other comprehensive loss (profit), net of tax:
Items that will not be reclassified to profit or loss:
Exchange profits (losses) arising on translation to presentation currency	155	590	(2,138)	845
Total comprehensive loss for the period	2,973	10,291	12,411	16,110

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(US dollars in thousands)

For the Three-Month Period Ended December 31, 2022:

	Share capital and premium	Adjustments arising from translating financial operation	Accumulated deficit	Total
Balance on September 30, 2022
Changes during the period:	52,958	(2,083)	(35,936)	14,939
Loss for the period	-	-	(3,128)	(3,128)
Other comprehensive loss	-	155	-	155
Total comprehensive loss	-	155	(3,128)	(2,973)
Share-based compensation	856	-	-	856
Balance on December 31, 2022	53,814	(1,928)	(39,064)	12,822

For the year Ended December 31, 2022:

	Share capital and premium	Adjustments arising from translating financial operation	Accumulated deficit	Total
Balance on January 01, 2022
Changes during the period:	48,935	210	(28,791)	20,354
Loss for the period	-	-	(10,273)	(10,273)
Other comprehensive loss	-	(2,138)	-	(2,138)
Total comprehensive loss	-	(2,138)	(10,273)	(12,411)
Share-based compensation	4,879	-	-	4,879
Balance on December 31, 2022	53,814	(1,928)	(39,064)	12,822